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                             July 27, 2021

       Peter Lee
       President and Chief Financial Officer
       Merida Merger Corp. I
       641 Lexington Avenue, 18th Floor
       New York, NY 10022

                                                        Re: Merida Merger Corp.
I
                                                            Form 8-K filed July
26,2021
                                                            File No. 001-39119

       Dear Mr. Lee:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K filed July 26,2021

       Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review, page 1

   1. Please revise your disclosure to include a statement of whether the audit committee, or the board of directors in
the absence of an audit committee, or authorized officer or officers, discussed with the
registrant   s independent accountant the matters disclosed in the filing pursuant to Item
4.02(a)(3).
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              You may contact William Demarest, Staff Accountant at 202-551-3432 if you have any questions.
 Peter Lee
Merida Merger Corp. I
July 27, 2021
Page 2

FirstName LastNamePeter Lee          Sincerely,
Comapany NameMerida Merger Corp. I
                                     Division of Corporation Finance
July 27, 2021 Page 2                 Office of Real Estate & Construction
FirstName LastName